Mail Stop 3561

September 30, 2009

VIA FACSIMILE AND U.S. MAIL

Edward R. Muller
Chairman, President and Chief Executive Officer
Mirant Corporation
1155 Perimeter Center West, Suite 100
Atlanta, Georgia 30338

Robert E. Driscoll
President and Chief Executive Officer
Mirant Americas Generation, LLC
Mirant North America, LLC
Mirant Mid-Atlantic, LLC
1155 Perimeter Center West, Suite 100
Atlanta, Georgia 30338

> **Re:** **Mirant Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed February 27, 2009**
> **File No. 001-16107**
> **Mirant Americas Generation, LLC, Mirant North America, LLC and**
> **Mirant Mid-Atlantic, LLC**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed March 5, 2009**
> **File Nos. 333-63240, 333-134722, 333-61668**

Dear Mr. Muller and Mr. Driscoll:

We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Mirant Corporation

Form 10-K for Fiscal Year Ended December 31, 2008

Item 9A. Controls and Procedures, page 87

1. We note your risk-factor disclosure on page 26 concerning "[u]nauthorized hedging and related activities by our employees [potentially resulting] in significant penalties and financial losses." Please explain to us how your management was able to conclude that your internal control over financial reporting was effective in light of this disclosure.

Exhibits 10.2 and 10.28

2. We note that the Engineering, Procurement and Construction Agreement (Exhibit 10.2) is missing Annex D thereto, the Pricing Supplement, and the Credit Agreement (Exhibit 10.28) is missing the schedules and exhibits thereto. With your next periodic report, please re-file these agreements as complete exhibits, including all of their schedules and attachments. Refer to Rule 601(b)(10) of Regulation S-K. Please note that Item 601(b)(2) of Regulation S-K provides a carve-out for schedules or attachments that are not material to an investment decision, but Item 601(b)(10) does not include a similar provision.

Mirant Americas Generation, LLC
Mirant North America, LLC
Mirant Mid-Atlantic, LLC

Form 10-K for Fiscal Year Ended December 31, 2008

3. In future filings, please address the comments above as they pertain to the subsidiary registrants.

*   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. If you amend one of your filings, you may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director